Richard D. Truesdell, Jr. +1 212 450 4674 richard.truesdell@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

April 25, 2025

Re:	Slide Insurance Holdings, Inc. Draft Registration Statement on Form S-1 Submitted on June 18, 2024 CIK No. 0001886428

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Att’n:	Shannon Davis

Lory Empie

Aisha Adegbuyi

James Lopez

Ladies and Gentlemen:

On behalf of our client, Slide Insurance Holdings, Inc., a Delaware corporation (the “Company” or “Slide”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (CIK No. 0001886428) (the “Registration Statement”) contained in the Staff’s letter dated March 21, 2025. The Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement (“Submission No. 6”) together with this response letter. Submission No. 6 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Submission No. 6 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Submission No. 6.

Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue

1.

We note your disclosure on page 78 that states “The increase in net premiums written was primarily a result of…new policies written resulting from acquired renewal rights of Florida homeowners’ policies with effective dates of February 2024 and later…”. Please tell us and revise your filing to more clearly explain why new Farmers policies were only written for homeowners’ policies with effective dates of February 2024 and later to provide more clarity around the significance of this date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 78 and 79 of Submission No. 6. The Company acquired policy renewal rights from Farmers for the first time beginning in February 2024. These policies were originally written by Farmers and were due to expire in February 2024 and later. As a result, when the Company wrote the new policies pursuant to the acquired policy renewal rights, all of the policies were written with effective dates of February 2024 and later.

CONFIDENTIAL

2.	We note your response to prior comment 4. We are continuing to evaluate this item and may have further comment.

Response: The Company acknowledges that the Staff continues to evaluate the Company’s response to prior comment 4.

Report of Independent Registered Public Accounting Firm

3.

Based on Amendment No. 3 to your Draft Registration Statement on Form S-1 submitted January 22, 2025, we note your auditor, FORVIS, LLP, audited your financial statements as of and for the year ended December 31, 2023. Given that your consolidated financial statements are now presented as of and for the years ended December 31, 2024 and December 31, 2023, please revise your filing to include an updated audit opinion that covers the two years ended December 31, 2024. Refer to Item 2-02(a)(4) of Regulation S-X for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and the audit opinion of FORVIS MAZARS, LLP appearing on page F-2 of Submission No. 6 has been amended to cover the two years ended December 31, 2024.

Consolidated Statements of Changes in Shareholders’ Equity

4.

We note your presentation of an “Other financing activities” line item. Please tell us, and revise your filing to describe, if material, what this amount represents and discuss the related accounting treatment.

Response: The Company respectfully acknowledges the Staff’s comment. The “Other financing activities” refer to specific incremental costs that were directly attributable to the Company’s proposed initial public offering. As these are costs related to a probable capital raise, the costs are to be charged against the gross proceeds of the offering and thus have been charged against additional paid-in capital in accordance with ASC-340-10-S99-1. The Company does not consider this amount to be material.

Consolidated Statements of Cash Flows

5.

We note your presentation of $5.6 million in “Other financing activities” as a component of cash flows from investing activities, as well as your presentation of $5.6 million in “Other financing costs” as a component of cash flows from financing activities. Please explain if and how these amounts are related. Also tell us how you determined that these items were investing and financing activities, respectively, or revise your filing as necessary.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised its disclosure on page F-7 of Submission No. 6. As a result of a scrivener’s error, the line item of $5.6 million of “Other financing activities” appeared as both a component of cash flows from investing activities, as well as a component of cash flows from financing activities. The line item was intended only to appear as a component of cash flows from financing activities, and the cash flow statement has been updating accordingly, including a corresponding decrease to the line item “Net cash used in investing activities.” None of the line items “Net cash provided by financing activities,” “Net increase in cash” or “Cash, cash equivalents and restricted cash, end of period” are affected by this correction.

April 25, 2025	2

CONFIDENTIAL

Further, related to the Company’s response to comment 4 above, the “Other financing activities” as a component of cash flows from financing activities refer to specific incremental costs that were directly attributable to the Company’s proposed initial public offering. As these are costs related to a probable capital raise, the costs are considered a component of cash flows used in financing activities in accordance with ASC 340-10-S99-1. The Company does not consider this amount to be material.

General

6.

We note the statement on page 5 that, as of December 31, 2024, Citizens Insurance had 936,182 policies, which appears to be a significant decline from a year prior and the previously-disclosed 1.5 million policies. You continue to state you believe Citizens will provide “continuous growth opportunities for years to come.” However, we also note the statement on page 16 that “[o]pportunities to acquire large numbers of policies from Citizens meeting our strict underwriting criteria have diminished in recent months.” To the extent this is a material trend or uncertainty, please revise MD&A as appropriate. Additionally, please revise where appropriate to further clarify the process and trends related to “Citizens takeouts.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 5 and 17 of Submission No. 6. While the number of Citizens policies in force as of December 31, 2024 is lower than at December 31, 2023 and the all-time high of nearly 1.5 million policies in 2011, the Company believes these fluctuations are a function of Florida’s historically volatile property insurance market cycles and Citizens’ unique role as the insurer of last resort in Florida, and not indicative of a specific material trend or uncertainty that is not otherwise addressed in Submission No. 6.

* *  *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4674 (richard.truesdell@davispolk.com) or Joseph S. Payne at (212) 450-3378 (joseph.payne@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

cc:	Bruce Lucas, Slide Insurance Holdings, Inc.

Jesse Schalk, Slide Insurance Holdings, Inc.

Joseph S. Payne, Davis Polk & Wardwell LLP

Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

April 25, 2025	3